Top Ships Inc.

1 Vas. Sofias and Meg. Alexandrou Str.

15124 Maroussi

Greece

November 30, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Top Ships Inc.
Registration Statement on Form F-1, as amended
Originally filed on September 22, 2022
File No. 333-267545

Ladies and Gentlemen:

On November 28, 2022, the undersigned registrant requested acceleration of the effectiveness of the above-captioned Registration Statement on Form F-1 so that it would be made effective on November 30, 2022. The undersigned registrant hereby withdraws such request.

Should you have any questions regarding this letter, please do not hesitate to contact Will Vogel at (212) 922-2280 or Todd Johnson at (212) 922-2258, each of Watson Farley & Williams LLP, counsel to the undersigned registrant.

Yours truly,

TOP SHIPS INC.

By:	/s/ Evangelos Pistiolis
Name: Evangelos Pistiolis
Title: Chief Executive Officer